UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Medicine Corporation
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
000-51379
(Commission File Number)
With copies to:

OEP CHME Holdings, LLC c/o One Equity Partners Chater House, 20F 8 Connaught Road Central Hong Kong +852 2167 8517 Attention: Ryan Shih	OEP CHME Holdings, LLC c/o One Equity Partners 320 Park Avenue, 18th Floor New York, NY 10022 212-277-1500 Attention: Bradley J. Coppens	Orrick, Herrington & Sutcliffe 43rd Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong +852 2218 9100 Attention: Mark Lee

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 29, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Commission File Number	000-51379

1	NAMES OF REPORTING PERSONS OEP CHME Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,780,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

23,200,000**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,200,000**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.82%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
* Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of an aggregate amount of 6,580,000 shares of Common Stock that are beneficially owned by Mr. Yang, Ms. Liu and Mr. Liu, as described in Item 5 (the “Disclaimed Shares”), for all purposes except as to shared voting power to the extent set forth in Section 3.1 of the Shareholders Agreement, as described in Item 6, and this report shall not be deemed an admission that the Reporting Persons beneficially own the Disclaimed Shares. Furthermore, to the extent that, as described in Item 5, the Reporting Persons and Mr. Yang, Ms. Liu and Mr. Liu may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, the Reporting Persons expressly disclaim membership in such group except to the extent of such shared voting power.
** Consists of (a) 4,000,000 shares of Common Stock plus (b) 1,920,000 shares of Redeemable Convertible Preferred Stock, which are convertible into 19,200,000 shares of Common Stock. The calculation of the number of shares of Common Stock that the shares of Preferred Stock are convertible into is based on the conversion price as of January 29, 2010.
*** For the purpose of Rule 13d-3 under the Securities Exchange Act, we have assumed that all shares of Common Stock into which the shares of Preferred Stock are convertible are currently issued and outstanding. The foregoing percentage is calculated based on 39,442,285 shares of Common Stock of the Issuer outstanding on a fully-diluted basis as of January 29, 2010, which includes the Preferred Stock beneficially owned by the Reporting Persons.

Page 2 of 7 Pages

Commission File Number	000-51379

1	NAMES OF REPORTING PERSONS One Equity Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,780,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

23,200,000**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,200,000**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.82%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of an aggregate amount of 6,580,000 shares of Common Stock that are beneficially owned by Mr. Yang, Ms. Liu and Mr. Liu, as described in Item 5 (the “Disclaimed Shares”), for all purposes except as to shared voting power to the extent set forth in Section 3.1 of the Shareholders Agreement, as described in Item 6, and this report shall not be deemed an admission that the Reporting Persons beneficially own the Disclaimed Shares. Furthermore, to the extent that, as described in Item 5, the Reporting Persons and Mr. Yang, Ms. Liu and Mr. Liu may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, the Reporting Persons expressly disclaim membership in such group except to the extent of such shared voting power.
** Consists of (a) 4,000,000 shares of Common Stock plus (b) 1,920,000 shares of Redeemable Convertible Preferred Stock, which are convertible into 19,200,000 shares of Common Stock. The calculation of the number of shares of Common Stock that the shares of Preferred Stock are convertible into is based on the conversion price as of January 29, 2010.
*** For the purpose of Rule 13d-3 under the Securities Exchange Act, we have assumed that all shares of Common Stock into which the shares of Preferred Stock are convertible are currently issued and outstanding. The foregoing percentage is calculated based on 39,442,285 shares of Common Stock of the Issuer outstanding on a fully-diluted basis as of January 29, 2010, which includes the Preferred Stock beneficially owned by the Reporting Persons.

Page 3 of 7 Pages

Commission File Number	000-51379

1	NAMES OF REPORTING PERSONS OEP General Partner III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,780,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

23,200,000**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,200,000**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.82%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of an aggregate amount of 6,580,000 shares of Common Stock that are beneficially owned by Mr. Yang, Ms. Liu and Mr. Liu, as described in Item 5 (the “Disclaimed Shares”), for all purposes except as to shared voting power to the extent set forth in Section 3.1 of the Shareholders Agreement, as described in Item 6, and this report shall not be deemed an admission that the Reporting Persons beneficially own the Disclaimed Shares. Furthermore, to the extent that, as described in Item 5, the Reporting Persons and Mr. Yang, Ms. Liu and Mr. Liu may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, the Reporting Persons expressly disclaim membership in such group except to the extent of such shared voting power.
** Consists of (a) 4,000,000 shares of Common Stock plus (b) 1,920,000 shares of Redeemable Convertible Preferred Stock, which are convertible into 19,200,000 shares of Common Stock. The calculation of the number of shares of Common Stock that the shares of Preferred Stock are convertible into is based on the conversion price as of January 29, 2010.
*** For the purpose of Rule 13d-3 under the Securities Exchange Act, we have assumed that all shares of Common Stock into which the shares of Preferred Stock are convertible are currently issued and outstanding. The foregoing percentage is calculated based on 39,442,285 shares of Common Stock of the Issuer outstanding on a fully-diluted basis as of January 29, 2010, which includes the Preferred Stock beneficially owned by the Reporting Persons.

Page 4 of 7 Pages

Commission File Number	000-51379

1	NAMES OF REPORTING PERSONS OEP Holding Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,780,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

23,200,000**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,200,000**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.82%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; CO
* Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of an aggregate amount of 6,580,000 shares of Common Stock that are beneficially owned by Mr. Yang, Ms. Liu and Mr. Liu, as described in Item 5 (the “Disclaimed Shares”), for all purposes except as to shared voting power to the extent set forth in Section 3.1 of the Shareholders Agreement, as described in Item 6, and this report shall not be deemed an admission that the Reporting Persons beneficially own the Disclaimed Shares. Furthermore, to the extent that, as described in Item 5, the Reporting Persons and Mr. Yang, Ms. Liu and Mr. Liu may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, the Reporting Persons expressly disclaim membership in such group except to the extent of such shared voting power.
** Consists of (a) 4,000,000 shares of Common Stock plus (b) 1,920,000 shares of Redeemable Convertible Preferred Stock, which are convertible into 19,200,000 shares of Common Stock. The calculation of the number of shares of Common Stock that the shares of Preferred Stock are convertible into is based on the conversion price as of January 29, 2010.
*** For the purpose of Rule 13d-3 under the Securities Exchange Act, we have assumed that all shares of Common Stock into which the shares of Preferred Stock are convertible are currently issued and outstanding. The foregoing percentage is calculated based on 39,442,285 shares of Common Stock of the Issuer outstanding on a fully-diluted basis as of January 29, 2010, which includes the Preferred Stock beneficially owned by the Reporting Persons.

Page 5 of 7 Pages

Commission File Number	000-51379
This Amendment No. 1 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on February 1, 2010 by OEP CHME Holdings, LLC, One Equity Partners III, L.P., OEP General Partner III, L.P. and OEP Holding Corporation (collectively, the “Reporting Persons”), with respect to common stock, $0.0001 par value per share (the “Common Stock”), of China Medicine Corporation, a Nevada corporation (the “Issuer”).
Item 5 (a) and (b) of Schedule 13D is hereby amended and restated as follows:
Item 5. Interest in Securities of the Company.
(a) and (b) The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.
As of January 29, 2010, following the consummation of the transactions contemplated by the Stock Subscription Agreement, OEP may be deemed to own beneficially 23,200,000 shares of Common Stock, representing approximately 58.82% of the outstanding Common Stock on a fully-diluted basis, assuming that there are 39,442,285 shares of Common Stock outstanding on such date on a fully-diluted basis, which includes 19,200,000 shares of Common Stock issuable upon the conversion of 1,920,000 shares of Preferred Stock. Also, as of January 29, 2010, following the consummation of the transactions contemplated by the Stock Subscription Agreement, each of the other Reporting Persons may be deemed to own beneficially 23,200,000 shares of Common Stock, representing approximately 58.82% of the outstanding Common Stock on a fully-diluted basis, assuming that there are 39,442,285 shares of Common Stock outstanding on such date on a fully-diluted basis, , which includes 19,200,000 shares of Common Stock issuable upon the conversion of 1,920,000 shares of Preferred Stock.
In connection with the acquisition of the Common Stock and the Preferred Stock, OEP CHME Holdings, LLC (“OEP”) entered into the Shareholders Agreement, as described in Item 6. In their recent filing on Schedule 13D, Mr. Yang, Ms. Liu and Mr. Liu reported beneficial ownership of 3,265,000, 2,662,000 and 653,000 shares of Common Stock, respectively, for an aggregate amount beneficially owned by such parties of 6,580,000 shares of Common Stock or approximately 16.68% of the issued and outstanding shares of Common Stock. By virtue of the agreement among OEP, Mr. Yang, Ms. Liu and Mr. Liu regarding the voting of the Common Stock for the election of directors as provided for in Section 3.1 of the Shareholders Agreement, the Reporting Persons may be deemed to share voting power with respect to, and therefore beneficially own, the 6,580,000 shares of Common Stock beneficially owned in the aggregate by Mr. Yang, Ms. Liu and Mr. Liu, in addition to the 23,200,000 shares of Common Stock beneficially owned by the Reporting Persons and disclosed herein. Each Reporting Person disclaims beneficial ownership of the 6,580,000 shares of Common Stock beneficially owned by Mr. Yang, Ms. Liu and Mr. Liu for all purposes except as to shared voting power for the election of directors as provided for in Section 3.1 of the Shareholders Agreement. As a result of such shared voting power for the election of directors as provided for in Section 3.1 of the Shareholders Agreement, the Reporting Persons may also be deemed to comprise a “group” within the meaning of Rule 13d-5(b) under the Exchange Act with Mr. Yang, Ms. Liu and Mr. Liu. The Reporting Persons expressly disclaim membership in such a group except as to shared voting power to the extent provided for in Section 3.1 of the Shareholders Agreement.
[Signature page to follow]

Page 6 of 7 Pages

Commission File Number	000-51379
SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 5, 2010	OEP CHME HOLDINGS, LLC
	By:	One Equity Partners III, L.P.,
its Manager

	By:	OEP General Partner III, L.P.,
its General Partner

	By:	OEP Holding Corporation,
its General Partner

	By:	/s/ Bradley J. Coppens
		Name:	Bradley J. Coppens
		Title:	Vice President

ONE EQUITY PARTNERS III, L.P.
	By:	OEP General Partner III, L.P.,
its General Partner

	By:	OEP Holding Corporation,
its General Partner

	By:	/s/ Bradley J. Coppens
		Name:	Bradley J. Coppens
		Title:	Vice President

OEP GENERAL PARTNER III, L.P.
	By:	OEP Holding Corporation,
its General Partner

	By:	/s/ Bradley J. Coppens
		Name:	Bradley J. Coppens
		Title:	Vice President

OEP HOLDING CORPORATION
	By:	/s/ Bradley J. Coppens
		Name:	Bradley J. Coppens
		Title:	Vice President

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

Page 7 of 7 Pages